UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For September 2021

Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4100, 225 6 Avenue S.W.

Calgary, Alberta, Canada T2P 1N2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Each of Exhibits 99.1, 99.2 and 99.3 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to the registrant’s Registration Statement on Form F-10 under the Securities Act of 1933 (File No. 333-233702).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2021

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Elizabeth McNamara
Name: Elizabeth McNamara
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Underwriting Agreement dated September 9, 2021 between Cenovus Energy Inc. and the underwriters listed therein

99.2	Consent of KPMG LLP

99.3	Consent of Sproule Associates Limited